

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2020

Howard Yu
Chief Financial Officer
Envista Holdings Corp
200 S. Kraemer Blvd., Building E
Brea, California 92821-6208

> **Re: Envista Holdings Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 21, 2020**
> **File number 001-39054**

Dear Mr. Yu:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences